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EXHIBIT 12.1

Calculation of Ratio of Earnings to Fixed Charges

	12/31/00	12/31/01	12/31/02	6/30/03	6/30/02
Fixed Charges:
Interest Expense	4,424	6,515	5,481	2,756	3,348
Rental Expense (20% of Actual)	5,644	5,002	3,635	1,666	2,056

Total Fixed Charges	10,068	11,517	9,116	4,422	5,404
Earnings:
Income before provision for income taxes and equity in (loss)gain of investees	108,859	64,420	106,009	30,285	76,799
Fixed Charges	10,068	11,517	9,116	4,422	5,404

Total Earnings	118,927	75,937	115,125	34,707	82,203
Earnings to Fixed Charges	11.8	6.6	12.6	7.8	15.2

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  EXHIBIT 12.1
Calculation of Ratio of Earnings to Fixed Charges